EXHIBIT 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2011

TASMAN METALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2011

Background

This discussion and analysis of financial position and results of operation is prepared as at February 10, 2012 and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended November 30, 2011 and 2010 of Tasman Metals Ltd. (“Tasman” or “the Company”).  The Company adopted International Financial Reporting Standards (“IFRS”) and the following disclosure and associated financial statements are presented in accordance with IFRS.  All comparative information provided is in accordance with IFRS.  Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis (“MD&A”) are quoted in Canadian dollars.  Additional information relevant to the Company’s activities, can be found on SEDAR at www.sedar.com .

Adoption of International Financial Reporting Standards (“IFRS”)

The Company’s financial statements and the financial data included in the interim MD&A have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee that are expected to be effective for the fiscal year ending August 31, 2012, the Company’s first annual reporting under IFRS.  The adoption of IFRS does not impact the underlying economics of the Company’s operations.

The IFRS accounting polices set forth in Note 3 of the condensed consolidated interim financial statements have been applied in preparing the financial statements for the three months ended November 30, 2011 and comparative information as at and for the three months ended November 30, 2010, as at and for the year ended August 31, 2011 and an opening Statement of Financial Position as at September 1, 2010.  Notes 2 and 16 to the condensed consolidated interim financial statements contains a detailed description of the Company’s adoption of IFRS, and a reconciliation of the financial statements previously prepared under Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to those under IFRS.  The adoption of IFRS has not had an impact on the Company’s strategic decisions, operations, or cash flows.  Further information on the IFRS impacts is provided in the Accounting Changes and Pronouncements section of this MD&A as well as in Note 16 to the unaudited condensed interim financial statements.

Comparative information in this interim MD&A has been restated to comply with IFRS requirements, unless otherwise indicated.

Company Overview

The Company was incorporated under the laws of the Province of British Columbia on August 27, 2007.  On October 22, 2009 the Company completed a statutory amalgamation with Lumex Capital Corp. and Ausex Capital Corp. and the surviving corporation continued under the name of Tasman Metals Ltd.  On November 3, 2009 the Company commenced trading on the TSXV under the symbol “TSM”.  On December 2, 2011 the Company commenced trading on the New York Stock Exchange AMEX market under the symbol “TAS”.

The Company is a junior resource company engaged in the acquisition and exploration of unproven rare earth elements (“REE”) and holds interests in iron ore properties in Scandinavia and is considered a development stage company.  As at November 30, 2011 the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Corporate Update

On December 2, 2011 Tasman’s common shares were listed and commenced trading on the NYSE AMEX market under the symbol “TAS”.  The Company feels this will draw additional attention to the quality of its rare earth element exploration and development portfolio in Scandinavia.

On September 13, 2011 Mr. Gil Leathley was appointed a director of the Company.  Mr. Leathley has been employed in the international mining industry for over 50 years and retired in 2000 from the role of Senior VP & COO of Homestake Mining Company, an international gold mining company.  Since that time he has consulted for many mining companies.  He is a Qualified Mine Surveyor and Industrial Engineer and a life member of the CIM.  As a noted specialist in operational economics and company finances, he has also played a key leadership role in the evaluation of acquisitions and the integration with the various parent companies.

On September 6, 2011 the Company appointed Dr. Henning Holmström as Project Development Manager for the Norra Karr heavy rare earth and zirconium project in Sweden.  In this capacity, Dr. Holmström will be responsible for all the overall management of the Norra Karr project including overseeing the environmental and permitting process, and liaising with local government officials.

Dr. Holmström has over 16 years of experience in the mining sector, from the earliest stages of start-up operations to rehabilitation and mine water treatment projects.  Prior to joining Tasman, Dr. Holmström held a senior management position with the international consulting group Golder Associates as the Client Sector Leader of Mining in Scandinavia.  During his time at Golder Associates, Dr. Holmström was involved in numerous projects across Europe, consulting to companies including Boliden, LKAB, Gold Ore Resources, Avalon Minerals and Greenland Minerals and Energy.  Prior to joining Golder Associates, Dr. Holmström was employed at the Geological Survey of Sweden as a Geochemist and Project Manager.

Exploration Projects

As of the date of this MD&A the Company is the 100% owner of 178 claims and claim applications for strategic metals, including rare earth elements in Sweden, Finland and Norway, and the owner of various interests in seven iron ore exploration claims in the Kiruna district of Sweden.

REE Projects

Sweden

Tasman holds fourteen claims or claim applications in Sweden considered prospective for REEs.  Sweden is the home of REEs, many of which were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact florescent lighting, high-energy magnets, mobile phones and computers.  Tasman is well placed as the European Union is actively supporting policies to promote the domestic supply of REEs to secure high-tech industry.

Norra Kärr

Norra Kärr is located in southern Sweden, 300km SW of Stockholm and lies in farming and forestry land, well serviced by power, road, water and a local skilled community.

Norra Kärr is a peralkaline nepheline syenite intrusion which covers 350m x 1100m, first discovered in 1906, and subsequently test mined for nepheline, Zr and Hf.  REE bearing minerals include eudialyte, catapleite with lesser britholite and mosandrite.  The project shows geological similarity to REE/Zr/Niobium (Nb) mines of the Lovozero province (Russia) and advanced projects at Kipawa Lake (Ontario), Strange Lake (Quebec) and Dubbo (Australia).

A first phase drilling by Tasman at Norra Kärr commenced in mid-December 2009.  This first successful program was followed by two further phases for a total of 49 drill holes.

During November 2010, Tasman announced the first NI 43-101 compliant independent resource estimate for Norra Kärr, as prepared by Pincock Allen & Holt (“PAH”), who recommend that the deposit merits additional drilling, metallurgical research and economic investigation.  Mineral resources were modeled by PAH applying five different total rare earth oxide (TREO) cut-off grades, with a base-case resource estimated using a TREO cut-off of 0.4% (Table 1).  At this cut-off, Norra Kärr hosts an Inferred Mineral Resource of 60.5 million tonnes grading 0.54% TREO and 1.72% ZrO2 (zirconium oxide), with 53.7% of the TREO being the higher value HREO (heavy rare earth oxide) and is the fourth largest heavy REE project in the western world by contained metal.  Table 2 illustrates the grade averages for all of the rare earth oxides at the various cut-offs.

Table 1: Inferred Resource Estimate for the Norra Kärr Deposit.
TREO % Cut-off	Million Tonnes	TREO %	% of HREO in TREO	ZrO2%	HfO2%	Tonnes of Contained TREO
0.6	16.2	0.66	52%	1.80	0.033	106,900
0.5	38.4	0.60	52%	1.75	0.034	230,400
0.4	60.5	0.54	53%	1.72	0.034	326,700	BASE CASE
0.3	77.9	0.50	54%	1.70	0.035	389,500
0.2	99.3	0.45	53%	1.60	0.034	446,800

Notes:

1	Total Rare Earth Oxides (TREO) includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3
2	Heavy Rare Earth Oxides (HREO) includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3
3
The calculated resource is sensitive to cut-off grade which will be influenced by metallurgical operating costs.  Tasman is advancing its rare-earth metallurgical studies at SGS Lakefield (Canada) assisted by consulting metallurgist Les Heymann, with the aim of developing a cost-efficient and effective metallurgical flowsheet.

4
The mineral resource estimate was completed by Mr Geoffrey Reed, Senior Consulting Geologist of Minarco-Mineconsult (Australia), and is based on geological and geochemical data supplied by Tasman, audited by Mr Reed.  Mr Reed is an independent qualified person for the purposes of NI 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators and has verified the data disclosed in this release.

5	The resource estimate has been classified as an Inferred Resource due to the wide-spaced sample data within the current deposit outline.
6
The resource estimate is based on:
-A database of 26 drill holes totalling 3,276m of diamond drilling completed by the Company since December 2009 where samples were composited on 2m lengths.  Assays were completed at ALS Chemex, with check sampling completed by ACME Laboratories Ltd.
-Specific gravity (SG) used the overall mean of 2.70 g/cc from 179 SG readings.
-Block model was estimated by inverse distance squared interpolation method on blocks 100m x 20m x 20m.
-Metallurgical test work at Norra Karr is in progress and no information was available at the time of this resource calculation.

The drill-defined Mineral Resource at Norra Kärr begins at surface and is open at depth.

As recommended by PAH, Tasman began a third phase of drilling at Norra Kärr in January 2011 and was completed in June 2011.  The mineralized intrusion was intercepted to a maximum down hole depth of 298.8m in drill hole NKA11040, which ended in the intrusion at the limit of the available drill rods.  This Phase 3 program intersected REE-Zr mineralization with both increased grade and thickness.

Assay results reported from all drilling completed at Norra Karr to date are provided below:

HOLE_ID	HOLE_EOH	FROM	TO	LENGTH(M)		TREO (%)	HREO/TREO (%)	ZrO2 (%)

NKA00901	72.63	0.80	40.60	39.80	m @	0.34	56.20	1.36
NKA00902	134.70	0.50	113.60	113.10	m @	0.42	57.60	1.57
NKA00903	151.76	3.00	146.10	143.10	m @	0.47	49.50	1.38
NKA00904		2.50	151.80	149.30	m @	0.61	45.80	1.69
NKA09004D	232.10	151.80	208.80	57.00	m @	0.40	60.40	1.60
NKA00905		8.45	152.10	149.30	m @	0.65	55.70	2.10
NKA09005D	251.50	152.10	251.50	99.40	m @	0.56	54.00	1.81
NKA00906		75.50	150.40	74.90	m @	0.48	60.40	1.82
NKA09006D	300.90	150.40	300.90	150.50	m @	0.60	59.60	2.16
NKA00907	149.64	42.40	102.00	56.90	m @	0.35	64.60	1.94
NKA00908	149.11	3.10	22.40	19.00	m @	0.29	63.70	1.80
		28.40	52.90	25.00	m @	0.33	63.20	1.81

HOLE_ID	HOLE_EOH	FROM	TO	LENGTH(M)	TREO (%)	HREO/TREO (%)	ZrO2 (%)
		64.50	98.60	34.00	m @	0.26	65.00	1.42
		113.00	139.70	27.00	m @	0.28	61.30	1.17
NKA00909	95.05	22.40	44.70	22.00	m @	0.25	63.60	1.27
NKA00910	102.90	4.40	66.50	62.10	m @	0.81	56.00	1.72
NKA10011	152.68	11.80	19.50	7.70	m @	0.66	51.80	1.51
		28.20	132.90	104.70	m @	0.67	58.70	2.07
NKA10012	152.50	43.60	88.80	45.20	m @	0.44	60.80	1.72
		103.50	121.70	18.20	m @	0.57	47.40	1.47
		129.10	152.50	23.40	m @	0.34	61.10	2.11
NKA10013	149.63	125.60	135.60	10.00	m @	0.31	48.60	0.88
NKA10014	106.20	2.60	106.20	103.60	m @	0.60	54.20	1.81
NKA10015	30.50	5.90	24.00	18.10	m @	0.67	54.10	1.56
NKA10016	149.70	2.30	21.90	19.40	m @	0.39	43.60	1.26
		52.40	149.70	97.30	m @	0.50	50.30	1.43
NKA10017	105.85	24.60	78.30	53.70	m @	0.44	52.30	1.36
NKA10018	40.95	2.70	28.30	25.60	m @	0.36	50.70	1.25
NKA10019		85.50	149.50	64.00	m @	0.47	63.60	2.32
NKA10019D	206.40	149.40	206.40	57.00	m @	0.37	63.90	2.59
NKA10020	149.38	31.20	149.40	118.10	m @	0.39	64.20	2.22
NKA10021	139.60	1.60	139.60	138.00	m @	0.44	62.30	2.03
NKA10022	125.10	0.60	86.00	85.40	m @	0.31	62.60	1.70
NKA10023	65.65	3.90	39.90	36.00	m @	0.30	62.20	1.51
NKA10024		2.90	51.30	48.40	m @	0.51	40.30	1.34
		116.40	140.90	24.50	m @	0.44	43.70	1.25
NKA10024D	259.10	175.70	259.10	83.50	m @	0.53	46.30	1.45
NKA10025	149.40	2.50	22.60	20.10	m @	0.25	63.30	1.18
		32.30	123.80	91.50	m @	0.53	44.60	1.41
NKA10026		81.90	149.50	67.60	m @	0.62	47.70	1.67
NKA10026D	290.10	149.60	290.10	140.50	m @	0.64	42.90	1.57
NKA10027	61.65	8.10	14.00	5.90	m @	0.24	62.40	1.11
		20.80	42.85	22.05	m @	0.41	48.70	0.87
NKA10028	95.20	6.45	35.00	28.60	m @	0.36	63.50	2.50
		50.60	63.70	15.00	m @	0.24	59.10	0.77
NKA10029	159.05	20.65	119.00	100.35	m @	0.25	63.80	1.22
NKA11030	201.80	70.90	106.70	35.80	m @	0.26	65.50	1.25
		123.40	178.20	54.80	m @	0.24	65.90	1.24
		181.10	188.90	7.80	m @	0.42	57.40	0.92
NKA11031	93.85	1.20	76.65	75.45	m @	0.53	48.40	1.38
NKA11032	172.90	4.15	165.00	160.85	m @	0.62	47.90	1.57
NKA11033	257.10	28.90	250.30	221.40	m @	0.63	47.90	1.60
NKA11034	131.40	15.50	52.30	36.80	m @	0.40	48.40	1.18
		82.30	113.20	26.90	m @	0.32	58.30	1.32
NKA11035	188.50	59.20	170.90	117.70	m @	0.44	47.50	1.27
NKA11036	152.10	1.40	152.10	150.70	m @	0.52	43.00	1.42
NKA11037	56.45	3.50	47.50	44.00	m @	0.32	61.40	1.54
NKA11038	296.55	55.30	296.60	241.30	m @	0.68	55.00	1.85
NKA11039	266.10	1.70	266.10	264.40	m @	0.55	47.00	1.71
NKA11040	298.80	75.00	298.80	223.80	m @	0.62	53.70	2.00
NKA11041	93.90	0.90	33.60	32.70	m @	0.39	60.20	1.98
		44.00	81.60	37.60	m @	0.33	60.40	1.33
NKA11042	150.50	0.00	126.00	126.00	m @	0.48	57.00	1.63
NKA11043	212.60	2.80	192.00	189.20	m @	0.55	56.40	1.82
NKA11044	224.50	29.40	224.50	195.10	m @	0.50	62.10	2.01
NKA11045	270.70	84.10	270.70	186.60	m @	0.51	61.40	2.18
NKA11046	141.05	12.10	63.00	50.90	m @	0.36	65.40	2.27
NKA11047	189.65	44.60	178.60	134.00	m @	0.27	65.30	1.74
NKA11048	233.10	145.90	233.10	87.20	m @	0.28	63.90	1.77
NKA11049	153.30	28.10	47.40	19.30	m @	0.34	40.40	1.00
		81.80	145.00	63.30	m @	0.40	49.00	1.27
TREO (total rare earth oxide) = sum of La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3,
           Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
HREO (heavy rare earth oxide) = sum of Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
Most significant REO’s by % are Y2O3, La2O3, Ce2O3, Nd2O3, Dy2O3

Pincock Allen & Holt were engaged during the period to complete an updated NI 43-101 resource statement and a Preliminary Economic Assessment.  This work is well underway and anticipated to be delivered the first quarter of 2012.

Tasman initiated metallurgical testing on material from Norra Kärr in 2010.  The testwork has been ongoing and the Company has made significant progress in the development of a processing flow sheet for the Norra Karr.

The test result highlights include:

•	Preparation of a mineral concentrate with high REE recovery using wet magnetic separation.
•	Successful use of flotation to further upgrade this mineral concentrate.
•	High recoveries and low sulphuric acid consumption achieved when leaching the mineral concentrate in an ambient temperature and atmospheric pressure environment.
•	Processing flow sheet now well defined for inclusion in PEA nearing completion by Pincock, Allen & Holt.
•	Potentially saleable nepheline/feldspar co-product with low iron content separated during physical concentrate preparation.

The mineral processing division of the Geological Survey of Finland (“GTK”) in Outokumpu was engaged in 2011 to undertake physical concentrate preparation (beneficiation) and leaching testing on a sample of Norra Karr mineralization.  Approximately 100 kg of representative uncrushed drill core was delivered to GTK.  Previous metallurgical work by SGS Minerals Services (as reported May 4, 2011) identified a simple and effective leach process, therefore GTK focused a majority of research on beneficiation.  The research was completed under the guidance of Tasman’s consulting metallurgist, Mr John Litz of JE Litz & Associates, Colorado.

Mineral liberation studies have shown the Norra Karr host rock to have simple mineralogy, with almost all REE’s contained within the acid soluble zirconosilicate mineral eudialyte.  Eudialyte comprises 7.2% of the sample, whilst the Zr-rich/REE-poor mineral catapleiite comprises 2.5%.  Zircon (0.03%) and other REE phases (0.19%) are present in only trace amounts.  Accessory minerals in the sample are dominated by aegirine (21.6%), albite (19.5%), potassium feldspar (17.1%) and analcime (16.4%).

A total of 26 multi-step magnetic separation and flotation tests were run by GTK, where grind size, magnetic strength, flotation chemical inputs and sequencing were varied.  Testing focused on the use of simple and commercially available techniques.  By magnetic separation alone, optimum results achieved were very encouraging including:

•	95.1% REE recovery into 55% of the mineral mass (T2);
•	94.1% REE recovery into 49% of the mineral mass (T11); and
•	88.0% REE recovery into 47% of the mineral mass (T10);

REE-bearing eudialyte is weakly magnetic, and therefore reports to the magnetic fraction with mafic minerals in particular aegirine.  Zr recovery was typically in the range 50% - 60% as some of the Zr-bearing mineral catapleiite reported to the non-magnetic fraction.  The non-magnetic fraction is largely comprised of the felsic minerals including nepheline, feldspar and natrolite.  This non-magnetic fraction is low in iron, with a similar chemistry and mineralogy to material used in large volume in Europe within the glass and ceramic industries.  Tests for whiteness, translucency and melting point of this co-product are now being run.

A mineral flotation step, developed to separate aegirine from the magnetic fraction has been tested and shown to significantly improve the quality of the mineral concentrate without significant loss of REE-bearing minerals.  Combined magnetic separation and flotation tests achieved the following optimum results:

•	86.6% REE recovery into 37.6% of the mineral mass (T26); and
•	84.1% REE recovery into 26.5% of the mineral mass (T20);

Leach tests were completed by GTK on mineral concentrates produced in the above beneficiation process.  Leach tests by SGS Minerals Services reported prior to GTK’s work (May 4, 2011) were run using whole ore samples and achieved high recovery in a two step process being an ambient temperature “pre-leach” and a 150o C “roast and leach”.

GTK’s research focused on optimizing the ambient temperature leach phase, with a view to minimizing acid and energy requirements during processing.  At ambient temperature, with a sulphuric acid dosage of only 220 kg/tonne of ore for 3.5 hours, optimum leach test results were approximately 95% recovery of the heavy REE yttrium (Y); 88.5% of light REE’s lanthanum (La) and cerium (Ce); and 82% of zirconium (Zr).  Previous tests have shown that recovery rate of additional heavy REE’s will reflect that of yttrium, and additional light REE’s will reflect La and Ce.  REE-salts were found to form in solution during acid leaching, which may be separated as part of the precipitation phase, or re-dissolved in water.

Results from the metallurgical research described above shall form the basis for the metallurgical flow sheet used in the Preliminary Economic Assessment of the Norra Karr deposit that is nearing completion by Pincock Allen & Holt.

Environmental monitoring of the Norra Kärr site was ongoing during the period, to provide information for future application for a Mining Lease, as was geological mapping and surface sampling to provide a better understanding of the project.

Olserum

On October 13, 2011, Tasman announced the acquisition of a 100% interest in a new heavy rare earth element project in southern Sweden, located only 100km east of the Company’s flagship Norra Kärr project.  The Olserum project was purchased outright from a private UK registered company, Norrsken Energy Limited for a total consideration of 37,746 fully paid shares in Tasman.

Olserum is located approximately 10km from the Baltic coast, 30km north of the town of Västervik and 200km SSW of Stockholm.  The project is secured by a granted exploration claim 1100 Ha in size, and a surrounding exploration claim application 7800 Ha in size.

The REE potential of the Olserum region was first identified by the Swedish Geological Survey (“SGU”) in the early 1990’s, when a number of REE anomalous samples were collected and assayed from several locations.  The presence of yttrium (“Y”) enriched outcrops associated with historic iron ore prospects was noted.  In 2003, the Swedish exploration company IGE claimed the area, concentrating on the iron ore workings at Olserum.  During 2004 and 2005, a total of 27 diamond drill holes were drilled by IGE, 24 of which targeted the REE potential.

Drilling discovered an REE mineralized zone 600m in length and up to 100m wide.  Drilling was performed on 40m spaced profiles with typically two holes on each profile.  Drilling results included (see table 1 for all elements):

DRILL HOLE	FROM	TO	LENGTH (metres)	TREO (%)	HREO/TREO (%)
OL0401	55.3	69.9	14.6	1.38	37.8
OL0403	86.3	116.5	30.2	0.55	37.7
OL0510	102.8	121.3	18.5	1.02	34.5
OL0511	30.3	64.5	34.2	0.86	15.7
OL0513	112.9	146.9	34.0	0.81	37.6
OL0513	173.9	264.1	90.2	0.63	29.0
OL0516	56.4	66.4	10.0	1.07	45.6
OL0521	126.9	137.9	11.0	0.91	32.1

TREO (total rare earth oxide) = sum of La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3,
    Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
HREO (heavy rare earth oxide) = sum of Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
Most significant REO’s by % are Y2O3, La2O3, Ce2O3, Nd2O3, Dy2O3

Mineralization occurs as two sub parallel zones, trending approximately east-west and dipping steeply to the north, with lower grade intervening material.  These mineralized zones have been intersected over a 600m strike, and remain open at depth and to the east.  Rare earth element bearing minerals identified at Olserum include xenotime, apatite, monazite and minor allanite.  Host rock to mineralization is a biotite and amphibole bearing foliated felsic porphyry, with veins and patches of magnetite.  It is interpreted that mineralization may represent heavy mineral sediments which have been subsequently metamorphosed and folded.

In 2005, IGE conducted an initial metallurgical test on a representative composite sample of drill core material.  The test showed that a simple combination of gravimetric and magnetic separation produced a mineral concentrate containing 14% rare earth oxide, recovering 60% of the REE’s.  This result is considered very promising for a preliminary non-optimized test on a heavy REE project.

Tasman believes that an NI43-101 compliant resource can be established for Olserum with only limited further drilling.  All drill core is accessible for re-sampling, and assays were completed by the ME-MS81 technique at ALS Chemex and are considered high quality.  Original assay sheets are available.  Tasman will implement a follow up drill program in order to have sufficient data for resource calculation.  Tasman’s claim holding surrounding the drilled area at Olserum has been the subject of very limited exploration for REE’s, and additional prospect areas have already been identified.

Finland

In Finland, Tasman has a total of 153 claim reservation applications and/or claim applications.

Korsnäs

As announced on February 3, 2010, the 100% owned claim applications cover and surround the historic Korsnäs mine.  The Korsnäs REE-Pb mine was operated as a mixed open pit and underground operation by Outokumpu Oy from 1959 and closed in 1972 due to falling Pb prices.  A REE concentrate was produced on site, proving the amenability of the ore for processing and providing an excellent basis for Tasman’s future metallurgical research.  The historic mine site has excellent infrastructure, lying only 1km from the Baltic coast with an excellent all weather road network and a skilled and well serviced local community.  Outokumpu Oy’s business focus at the time of mining was base metals and mining was therefore focused to maximize Pb, not REE grades and recoveries.

Otanmäki

The Otanmäki project secures for Tasman two REE - niobium (Nb) - zirconium (Zr) prospects, named Katajakangas and Kontioaho.  A total of 59 diamond drill holes for a total of 8,862 metres have been drilled within the claimed area.  Katajakangas and Kontioaho were discovered in 1982, following the identification of REE-bearing boulder trains by the Geological Survey of Finland (GTK).  The discoveries were followed up with various geochemical and geophysical methods, and with drill testing by Rautaruukki Oy between 1983 and 1985.  The REE mineralized horizon at Katajakangas was located by drilling in 1983, and at Kontioaho the year after.  Tasman has access to all previous publically available exploration data and drill core from GTK and Rautaruukki Oy.

To facilitate exploration at Otanmäki, on October 5, 2010 the Company announced the completion of a 1300 line km airborne magnetic and radiometric survey.  The survey was conducted by Precision GeoSurveys Inc. of Vancouver, Canada, with flight line spacing a combination of 50 and 100 metres, and an aircraft elevation of 40 metres.  The detailed helicopter-borne survey measured total field magnetic intensity and radiometric data consisting of uranium, thorium, and potassium.

The Company completed a drilling program at Otanmäki during early 2011, with 12 holes drilled to identify extensions to known mineralization and test new areas of anomalism identified by the airborne radiometric and magnetic survey.  Results are being reviewed.

Norway

In Norway, Tasman has been granted seven claims covering 208 hectares considered prospective for REEs.  No significant work has been completed.

Iron Projects

Tasman retains minority interest in four claims following the joint venture of iron ore projects to an Australian Stock Exchange listed company.  Tasman retains a 2% net smelter royalty on two claims following the sale of iron ore projects to a London Stock Exchange listed company.

Qualified Person

The qualified person for Tasman’s projects, Mr. Mark Saxon, the Company’s President and Chief Executive Officer, a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this document.

Selected Financial Data

The following selected financial information is derived from the unaudited condensed consolidated interim financial statements of the Company prepared in accordance with IFRS.

	Fiscal 2012	Fiscal 2011				Fiscal 2010
Three Months Ended	Nov. 30, 2011 $	Aug. 31, 2011 $	May 31, 2011 $	Feb. 28, 2011 $	Nov. 30, 2010 $	Aug. 31, 2010 $	May 31, 2010 $	Feb. 28, 2010 $
Operations:
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mineral exploration costs	(358,783)	(344,519)	(722,691)	(331,771)	(171,454)	(149,432)	(254,316)	(230,653)
Expenses	(944,603)	(1,456,951)	(516,576)	(3,961,090)	(288,551)	(213,431)	(233,611)	(181,279)
Other items	36,877	37,485	585,031	32,899	116,250	4,887	98,459	4,571
Net loss before income tax	(1,266,509)	(1,763,985)	(654,236)	(4,259,962)	(343,755)	(357,976)	(389,468)	(407,361)
Future income tax (expense) recovery	(34,000)	(122,723)	(644)	111,246	83,500	Nil	Nil	Nil
Net income (loss)	(1,300,509)	(1,886,708)	(654,880)	(4,148,716)	(260,255)	(357,976)	(389,468)	(407,361)
Other comprehensive (loss) gain	(94,366)	(780,653)	(4,096)	707,645	209,967	413	(8,335)	Nil
Comprehensive loss	(1,394,875)	(2,667,361)	(658,976)	(3,441,071)	(50,288)	(357,563)	(397,803)	(407,361)
Basic and diluted loss per share	(0.02)	(0.02)	(0.01)	(0.08)	(0.01)	(0.00)	(0.01)	(0.01)
Dividends per share	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Balance Sheet:
Working capital (deficit)	14,208,523	14,961,243	15,723,620	15,123,141	14,966,747	4,551,360	4,753,041	1,975,645
Total assets	15,063,723	15,885,988	16,844,641	16,626,537	15,678,227	4,830,489	4,956,469	2,174,958
Total long term liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Results of Operations

During the three months ended November 30, 2011 (the “2011 period”) the Company reported a net loss of $1,300,509 ($0.02 per share), compared to a net loss of $260,255 ($0.01 per share) for the three months ended November 30, 2010 (the “2010 period”), an increase in loss of $1,040,254.  The increase in loss during the 2011 period was attributed primarily to the increase in stock-based compensation, of $490,708 in the 2011 period compared to $5,009 in the 2010 period, and higher levels of exploration and general corporate activities in the 2011 period compared to the 2010 period.

General and administrative expenses increased by $656,052 from $288,551 during the 2010 period to $944,603 during the 2011 period.  Specific general and administrative expenses of note during the 2011 period are as follows:

•	$17,100 (2010 - $14,450) for accounting, administration and rent charged by a private corporation controlled by a director of the Company;
•
general exploration costs of $9,068 (2010 - $18,823) relating to ongoing costs of the Company’s exploration office in Sweden and general exploration and property due diligence in Sweden, Finland and Norway.

•
$55,365 for travel expenses (2010 - $36,057), primarily for ongoing travel by Company personnel to oversee the Company’s ongoing property exploration programs, negotiate corporate financing activities and attend international investment conferences;

•	legal fees of $46,333 (2010 - $435). During the 2011 period legal fees were primarily for services relating to the listing on the NYSE, AMEX exchange;
•
the Company has retained Mining Interactive Corp. (“Mining Interactive”) to provide market awareness and investor relation activities.  During the 2011 period, the Company paid Mining Interactive $10,500 (2010 - $10,000);

●	paid $71,593 (2010 - $61,300) for professional services, of which the Company incurred $69,210 (2010 - $16,300) for professional services provided by directors and officers of the Company;

•	$40,500 (2010 - $36,750) for management and professional fees charged through Sierra Peru Pty (“Sierra”) for remuneration of Mr. Mark Saxon, the Company’s President and CEO;
•
audit fees of $36,007 (2010 - $9,094) for the year-end audit.  The fluctuation between the 2011 period and the 2010 period was primarily due to increased operations, complexity of the audit and timing of the audit fees;

•	salaries and benefits of $17,453 (2010 - $9,168) for employees in the exploration office in Sweden;
•
corporate development increased by $22,792, from $56,865 during the 2010 period to $79,657 during the 2011 period.  The increase in the 2011 period reflected the additional corporate and investor programs initiated by the Company.

During the 2011 period the Company received a total of $62,500 from the exercise of warrants.

Interest income generated in the 2011 period was $43,694, an increase of $35,374 from $8,320 earned in the 2010 period.  The increase in interest income was due solely to the higher levels of funds held by the Company throughout the 2011 period compared to the 2010 period.  The Company only holds its cash and cash equivalents and short-term investments in chequing accounts, savings accounts or guaranteed investment certificates (“GICs”) issued by major Canadian financial institutions.  In addition the GICs are redeemable within 30 days or 90 days from the date of purchase.

Financial Condition / Capital Resources

As at November 30, 2011, the Company had working capital of $14,208,523.  The Company believes that it currently has sufficient financial resources to conduct anticipated exploration programs and meet anticipated corporate administration costs for the upcoming twelve month period.  However, exploration activities may change due to ongoing results and recommendations, or the Company may acquire additional properties, which may entail significant funding or exploration commitments.  In the event that the occasion arises, the Company may be required to obtain additional financing.  The Company has relied solely on equity financing to raise the requisite financial resources.  While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.

Contractual Commitments

The Company has no contractual commitments.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

The Company does not have any proposed transactions.

Critical Accounting Estimates

The preparation of financial statements in conformity IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Examples of significant estimates made by management include the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments, impairment of long-lived assets, reclamation and rehabilitation provisions, valuation allowances for future income tax assets and assumptions used for share-based compensation.  Actual results may differ from those estimates

Changes in Accounting Policies

IFRS Implementation - Changes in Accounting Policies Including Initial Adoption

The Canadian Accounting Standards Board established 2011 as the year that Canadian companies’ financial reporting requirements should comply with IFRS.  Accordingly, the Company has commenced reporting on an IFRS basis in the current condensed consolidated interim financial statements.  The transition date, January 1, 2011, has required the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011.

The Company has completed its internal review of the impact of the adoption of IFRS.  This review considered potential differences between applicable IFRS policies and those currently used by the Company.  Accounting policy changes were made due to IFRS in the areas of exploration and evaluation assets, impairment testing, property, plant and equipment, provision for site restorations, and share-based compensation.  Available elections under IFRS minimized the impact of these changes such that the financial reporting impact of the transition to IFRS is not material to the Company’s financial results.  The impact of the changes to IFRS is detailed in Note 16 to the condensed consolidated interim financial statements and none of these are considered material.

Accounting Standards and Interpretations Issued but Not Yet Adopted

The following accounting standards, amendments and interpretations have been issued but are not effective until annual periods beginning after January 1, 2011, unless otherwise indicated, earlier application is permitted.  As at the date of these financial statements, the following standards, amendments and interpretations have not been applied in these financial statements.

(i)
IFRS 1 First-time Adoption of International Financial Reporting Standards, Amendments Regarding Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters; effective for annual periods beginning on or after July 1, 2011.

(ii)	IFRS 7 Financial Instruments: Disclosures, Amendments Regarding Disclosures - Transfers of Financial Assets; effective for annual periods beginning on or after July 1, 2011.

(iii)	IFRS 9 Financial Instruments (New; to replace IAS 39); effective for annual periods beginning on or after January 1, 2013.

(iv)
IFRS 10 Consolidated Financial Statements; effective for annual periods beginning on or after January 1, 2013.  Early application is permitted.  IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.  IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidated - Special Purpose Entities.

(v)
IFRS 11 Joint Arrangements; effective for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.  IFRS 11 establishes principles for financial reporting by parties to a joint arrangement.  IFRS supersedes the current IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-Monetary Contributions by Ventures.

(vi)
IFRS 12 Disclosure of Interest in Other Entities; effective for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.  IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity.

(vii)
IFRS 13 Fair Value Measurements; to be applied for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.  IFRS 13 defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements.  IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements).

(viii)	IAS 12 Income Taxes, Amendments Regarding Deferred Tax: Recovery of Underlying Assets; effective for annual periods beginning on or after January 1, 2012.

Management is currently assessing the impact of these new standards on the Company’s accounting policies and financial statement presentation.

Transactions with Related Parties

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.  Certain of these entities transacted with the Company during the reporting period.  The terms of conditions of the transactions with key management personnel were no more favourable than those available, or which might reasonably be expected to be available, for similar transactions with non-related entities on an arm’s length basis.

(a)	Transactions with Key Management Personnel

The following amounts were incurred with respect to the Company’s President, Vice-President of Corporate Development and Chief Financial Officer:

	Three Months Ended November 30,
	2011 $	2010 $
Management fees	40,500	36,750
Professional fees	55,723	13,250
Rent	1,200	1,200
Share-based compensation	101,020	-
	198,443	51,200

As at November 30, 2011, $24,700 (2010 - $9,300) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

(b)           Transactions with Other Related Parties

The following amounts were incurred with respect to other officers and directors of the Company:

	Three Months Ended November 30,
	2011 $	2010 $
Professional fees	24,250	16,300
Share-based compensation	268,000	-
	292,250	16,300

As at November 30, 2011, $7,250 (2010 - $7,100) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

Risks and Uncertainties

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities.  Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.  Before production can commence on any properties, the Company must obtain regulatory and environmental approvals.  There is no assurance that such approvals can be obtained on a timely basis or at all.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company’s material mineral properties are located in Scandinavia and consequently the Company is subject to certain risks, including currency fluctuations which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by governmental regulations relating to the mining industry.

Investor Relations Activities

The Company maintains a website at www.tasmanmetals.com .  The Company retains Mining Interactive Corp. to provide market awareness and investor relations activities.  The Company pays $3,500 per month for such services.  The arrangement may be cancelled by either party on 15 days notice.  During the three months ended November 30, 2011 period the Company paid $10,500 (2010 - $10,000).

Outstanding Share Data

The Company’s authorized share capital is unlimited common shares without par value.  As at February 10, 2012, there were 58,643,035 outstanding common shares, 5,001,172 stock options outstanding with exercise prices ranging from $0.10 to $4.22 per common share and 3,035,882 warrants outstanding with exercise prices ranging from $0.40 to $1.85 per common share.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer has concluded that the Company’s disclosure controls and procedures, as defined in National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings (“52-109”), are effective to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.  In conducting the evaluation it has become apparent that management relies upon certain informal procedures and communication, and upon “hands-on” knowledge of senior management.  Management intends to formalize certain of its procedures.  Due to the small staff, however, the Company will continue to rely on an active Board and management with open lines of communication to maintain the effectiveness of the Company’s disclosure controls and procedures.  Lapses in the disclosure controls and procedures could occur and/or mistakes could happen.  Should such occur, the Company will take whatever steps necessary to minimize the consequences thereof.

Internal Controls and Procedures over Financial Reporting

Management is also responsible for the design of the Company’s internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

In the course of evaluating internal controls over financial reporting as at November 30, 2011, management has identified the following reportable deficiencies:

(a)
there is limited segregation of duties which could result in a material misstatement in the Company’s financial statements.  Given the Company’s limited staff level, certain duties within the accounting and finance department cannot be properly segregated.  However, none of these segregation of duty deficiencies resulted in material misstatement to the financial statements as the Company relies on certain compensating controls, including periodic substantive review of the financial statements by the Chief Executive Officer, Audit Committee and Board of Directors.

(b)
when required, the Company records complex and non-routine transactions.  These are sometimes extremely technical in nature and require an in-depth understanding of GAAP.  The Company’s accounting staff have only a fair and reasonable knowledge of the rules related to GAAP and the transactions may not be recorded correctly, potentially resulting in material misstatements of the financial statements of the Company.

To address this risk, the Company consults with its third party advisors as needed in connection with the recording and reporting of complex and non-routine transactions.

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.  The control framework the officers used to design the Company’s internal control over financial reporting is the Internal Control - Integrated Framework (“COSO Framework”) published by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission.

The Company is required to disclose herein any change in the Company’s internal control over financial reporting that occurred during the period beginning on September 1, 2011 and ending on November 30, 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  No material changes in the Company’s internal control over financial reporting were identified during such period that has materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.